                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 10)

                                 NEUROCHEM INC.
                                (NAME OF COMPANY)

                           COMMON SHARES, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    64125K101
                                 (CUSIP NUMBER)

                              DR. FRANCESCO BELLINI
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                                 NEUROCHEM INC.
                            275 ARMAND FRAPPIER BLVD.
                          LAVAL, QUEBEC H7V 4A7, CANADA
                                 (450) 680-4500
           (PERSONS AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)
                                JANUARY 30, 2006
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP NO. 64125K101 13D           SCHEDULE 13D                PAGE 2 OF 22 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS I.R.S.
     IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     P. P. LUXCO HOLDINGS II S.A.R.L.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     AF
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     LUXEMBOURG
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8.   SHARED VOTING POWER
BENEFICIALLY        11,068,368(1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING         0
PERSON WITH:   -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    11,068,368(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,068,368(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     28.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     CO
--------------------------------------------------------------------------------

----------
(1) Includes 1,200,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D           SCHEDULE 13D                PAGE 3 OF 22 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS I.R.S.
     IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     PICCHIO PHARMA INC.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
     BK
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     CANADA
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8.   SHARED VOTING POWER
BENEFICIALLY        11,068,368(1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING         0
PERSON WITH:   -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    11,068,368(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,068,368(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     28.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     HC, CO
--------------------------------------------------------------------------------

----------
(1) Includes 1,200,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D              SCHEDULE 13D             PAGE 4 OF 22 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     FMRC FAMILY TRUST
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS ( See Instructions)
     OO
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     ALBERTA
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8.   SHARED VOTING POWER
BENEFICIALLY        11,318,368(1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING         0
PERSON WITH:   -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    11,318,368(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,318,368(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     OO
--------------------------------------------------------------------------------

----------
(1) Includes 1,200,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D              SCHEDULE 13D             PAGE 5 OF 22 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     JOHN W. CHURCHILL
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS ( See Instructions)
--------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     CANADA
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    0
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8.   SHARED VOTING POWER
BENEFICIALLY        11,318,368(1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING         0
PERSON WITH:   -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    11, 318,368(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11, 318,368(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

----------
(1) Includes 1,200,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D               SCHEDULE 13D            PAGE 6 OF 22 PAGES


--------------------------------------------------------------------------------
     NAMES OF REPORTING PERSONS
1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     VERNON H. STRANG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                                                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                    [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     CANADA
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    0
               -----------------------------------------------------------------
  NUMBER OF    8.   SHARED VOTING POWER
   SHARES           11,318,368(1)
BENEFICIALLY   -----------------------------------------------------------------
   OWNED       9.   SOLE DISPOSITIVE POWER
  BY EACH           0
  REPORTING    -----------------------------------------------------------------
PERSON WITH:   10.  SHARED DISPOSITIVE POWER
                    11, 318,368(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,318,368(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     29.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

----------
(1) Includes 1,200,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D               SCHEDULE 13D            PAGE 7 OF 22 PAGES


--------------------------------------------------------------------------------
     NAMES OF REPORTING PERSONS
1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     POWER TECHNOLOGY INVESTMENT CORPORATION
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions)                                                  (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS ( See Instructions)
     WC
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     CANADA
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    1,166,666
  NUMBER OF    -----------------------------------------------------------------
   SHARES      8.   SHARED VOTING POWER
BENEFICIALLY        11,068,368(1)
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING         1,166,666
PERSON WITH:   -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    11,068,368(1)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     12,235,034(1)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     31.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     HC, CO
--------------------------------------------------------------------------------

----------
(1) Includes 1,200,000 common shares which may be purchased pursuant to currently exercisable warrants.

CUSIP NO. 64125K101 13D           SCHEDULE 13D                PAGE 8 OF 22 PAGES


--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     DR. FRANCESCO BELLINI
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS (See Instructions)
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)
                                                                             [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     CANADA
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER
                    613,332(1)
 NUMBER OF     -----------------------------------------------------------------
   SHARES      8.   SHARED VOTING POWER
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER
 REPORTING          613,332
PERSON WITH:   -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER
                    0
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     663,432(2)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON
     IN
--------------------------------------------------------------------------------

----------
(1) Includes 306,666 common shares issuable under currently exercisable options and 140,000 common shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained.

(2) Includes 306,666 common shares issuable under currently exercisable options, 140,000 common shares which Dr. Bellini is entitled to receive pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained, and 50,100 common shares held of record by Dr. Bellini's wife and which he may be deemed to beneficially own.

CUSIP NO. 64125K101 13D              SCHEDULE 13D             PAGE 9 OF 22 PAGES


     This Amendment No. 10 amends the Schedule 13D filed on July 25, 2005, as amended (the "Statement"), and is filed by (i) P.P. Luxco Holdings II S.A.R.L.,
(ii) Picchio Pharma, Inc., (iii) FMRC Family Trust, (iv) John W. Churchill, (v) Vernon H. Strang, (vi) Power Technology Investment Corporation and (vii) Dr. Francesco Bellini, relating to the common stock, no par value, of Neurochem Inc., a corporation organized under the Canada Business Corporation Act. Unless otherwise indicated, all capitalized terms used herein shall have the meanings given to them in the Statement, and unless amended hereby, all information previously filed remains in effect.

     ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended by adding the following at the end thereof:

     The second paragraph of Item 4 is incorporated by reference in this Item 3.

     ITEM 4. PURPOSE OF TRANSACTION.

     Item 4 is hereby amended by adding the following at the end thereof:

     Based on current market and other conditions, Picchio currently intends to exercise 1,200,000 remaining warrants (the "Warrants") to purchase Neurochem Shares at an exercise price of Cdn $7.81 per share (or an aggregate price of Cdn $9,372,000). If not exercised, these Warrants will expire on February 18, 2006.

     Picchio may exercise all of the Warrants prior to their expiration date, however, no definitive decision for such exercise has yet been made. If Picchio does exercise the Warrants, it will fund the aggregate exercise price using part of the proceeds of a credit facility under a new Credit Agreement between Picchio and National Bank of Canada, as Agent and Lender, dated January 26, 2006 (the "Credit Agreement") for a principal amount of up to Cdn $50,000,000.

     ITEM 5. INTEREST IN SECURITIES OF THE COMPANY

     Item 5 is hereby amended as follows:

     The second paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

     The Filing Persons beneficially own, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, the number of Neurochem Shares as follows:

     (i) Luxco owns of record 11,068,368 Neurochem Shares (or 28.6% of the outstanding Neurochem Shares), of which 1,200,000 such shares are subject to currently exercisable warrants;

     (ii) Picchio, by virtue of its ownership of all of the issued and outstanding voting equity securities of Luxco, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco (or 28.6% of the outstanding Neurochem Shares);

CUSIP NO. 64125K101 13D             SCHEDULE 13D             PAGE 10 OF 22 PAGES


     (iii) FMRC, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco. FMRC also directly owns, beneficially and of record, 250,000 Neurochem Shares. As a result of these holdings, FMRC beneficially owns 29.3% of the outstanding Neurochem Shares;

     (iv) Power Tech, by virtue of its ownership of 50% of the issued and outstanding voting equity securities of Picchio, may be deemed to share beneficial ownership of the Neurochem Shares owned by Luxco. Power Tech also directly owns, beneficially and of record, 1,166,666 Neurochem Shares. As a result of these holdings, Power Tech beneficially owns 31.7% of the outstanding Neurochem Shares;

     (v) Messrs. Churchill and Strang, solely by virtue of their status as trustees of FMRC, may be deemed to share beneficial ownership of the Neurochem Shares held by Luxco and the shares held directly by FMRC, resulting in each of them beneficially owning 29.3% of the outstanding Neurochem Shares; and

     (vi) Dr. Bellini has beneficial ownership of 663,432 Neurochem Shares (or 1.7% of the outstanding Neurochem Shares), of which (i) 663,332 are issuable under options that are currently exercisable or exercisable within 60 days; (ii) 140,000 are issuable immediately or within 60 days in consideration of Dr. Bellini's services and the accomplishment of certain performance targets pursuant to the Agreement with the Company of December 1, 2004 disclosed in Amendment No. 6 hereto, and for which regulatory and shareholder approval have been obtained; and (iii) 50,100 are held of record by his wife and which he may be deemed to beneficially own.

     The third paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

     Certain directors and executive officers of Power Corp. or Power Tech, or their spouses, own Neurochem Shares as follows (number of Neurochem Shares in parentheses): (i) Peter Kruyt (60,700), of which 35,500 are subject to options which are currently exercisable or exercisable within 60 days; (ii) John Bernbach (20,400); (iii) Andre Desmarais (160,000), 10,000 of which are held of record by his wife and which he may be deemed to beneficially own, and 100,000 of which are held of record by a holding company he controls and which he may be deemed to beneficially own; (iv) Paul Desmarais Jr. (1,500), which he may be deemed to beneficially own and which are held of record by his wife. Messrs. Peter Kruyt and Andre Desmarais are also, respectively, Director and Deputy-Chairman and Director of Picchio. In addition, Mr. John A. Rae, a director and executive vice president of Power Corp., is the Chair of the Board of Trustees of Queen's University at Kingston, Ontario which owns 84,058 Neurochem Shares. Mr. John A. Rae disclaims beneficial ownership of those shares.

     The fourth paragraph of subsection (a) of Item 5 is amended and restated to read in its entirety as follows:

     Certain directors and executive officers of Picchio, or their spouses, own Neurochem shares as follows (number of Neurochem shares in parentheses): (i) Charles Cavell (10,000); (ii)

CUSIP NO. 64125K101 13D             SCHEDULE 13D             PAGE 11 OF 22 PAGES


Pierre Larochelle (12,000), which he owns with his wife; (iii) Dr. Gervais Dionne (40,000); and (iv) Roberto Bellini (53,700).

     The following sentence shall be inserted as the next to last sentence of subsection (c) of Item 5 and shall read in its entirety as follows:

     On January 18, 2006, Andre Desmarais indirectly acquired an additional 100,000 Neurochem Shares through a holding company which he controls, in an open market transaction, at a price per share of Cdn $18.20 with funds he borrowed under a general personal credit facility with the Royal Bank of Canada and contributed to the holding company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Item 6 is hereby further amended by adding the following text at the end thereof:

     Item 4 is incorporated by reference in this Item 6.

     On January 26, 2006, Luxco entered into a guarantee agreement ("Guarantee Agreement") with National Bank of Canada, pursuant to which Luxco guaranteed the obligations of Picchio arising under the Credit Agreement. As security for its obligations under the guarantee granted by Luxco, Luxco pledged 9,868,368 Neurochem Shares pursuant to the terms and conditions of a pledge agreement dated January 26, 2006 (the "Pledge Agreement").

     The Guarantee Agreement and the Pledge Agreement replace prior agreements in place between Luxco and National Bank of Canada, each dated July 30, 2004. The Credit Agreement also replaces a prior credit agreement in place between Picchio and National Bank of Canada dated July 30, 2004.

CUSIP NO. 64125K101 13D             SCHEDULE 13D             PAGE 12 OF 22 PAGES


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are amended and restated in their entirety and attached hereto:

A.   Directors and Executive Officers of Power Corporation of Canada.

C.   Directors and Executive Officers of the Filing Persons.

     The following Exhibits are attached hereto:

Y. Credit Agreement, dated January 26, 2006 by and between Picchio and National Bank of Canada.

Z. Guarantee Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.

AA. Pledge Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.

CUSIP NO. 64125K101 13D             SCHEDULE 13D             PAGE 13 OF 22 PAGES


SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2006

                                        P.P. LUXCO HOLDINGS II S.A.R.L.


                                        By: /s/ Francesco Bellini
                                            ------------------------------------
                                        Name: Dr. Francesco Bellini
                                        Title: Manager


                                        By: /s/ Stephane Hadet
                                            ------------------------------------
                                        Name: Stephane Hadet
                                        Title: Manager

CUSIP NO.64125K101 13D              SCHEDULE 13D             PAGE 14 OF 22 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2006

                                        PICCHIO PHARMA INC.


                                        By: /s/ Francesco Bellini
                                            ------------------------------------
                                        Name: Dr. Francesco Bellini
                                        Title: Chairman and Director

CUSIP NO.64125K101 13D              SCHEDULE 13D             PAGE 15 OF 22 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2006

                                        FMRC FAMILY TRUST


                                        By: /s/ Vernon H. Strang
                                            ------------------------------------
                                        Name: Vernon H. Strang
                                        Title: Trustee

CUSIP NO.64125K101 13D              SCHEDULE 13D             PAGE 16 OF 22 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2006


                                        /s/ John Churchill
                                        ----------------------------------------
                                        JOHN W. CHURCHILL, Trustee

CUSIP NO.64125K101 13D              SCHEDULE 13D             PAGE 17 OF 22 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 28, 2006


                                        /s/ Vernon H. Strang
                                        ----------------------------------------
                                        VERNON H. STRANG

CUSIP NO.64125K101 13D              SCHEDULE 13D             PAGE 18 OF 22 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2006


                                        /s/ Francesco Bellini
                                        ----------------------------------------
                                        DR. FRANCESCO BELLINI

CUSIP NO.64125K101 13D              SCHEDULE 13D             PAGE 19 OF 22 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2006

                                        POWER TECHNOLOGY INVESTMENT
                                        CORPORATION


                                        By: /s/ Leslie Raenden
                                            ------------------------------------
                                        Name: Leslie Raenden
                                        Title: Executive Vice-President Finance

CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 20 OF 22 PAGES


EXHIBIT INDEX

EXHIBIT  NAME

A.    Directors and Executive Officers of Power Corporation of Canada.**********

B. Persons who may be deemed in control of Power Technology Investment Corporation.*

C.    Directors and Executive Officers of the Filing Persons.**********

D. Subscription Agreement by and among Neurochem Inc., P.P. Luxco Holdings II S.A.R.L. and Picchio Pharma Inc., dated July 25, 2002.*

E. Shareholders Agreement by and among Power Investment Technology Corporation, FMRC Family Trust, Picchio Pharmaceuticals Inc. and Dr. Francesco Bellini, as amended, dated December 17, 2001.*

F.    Warrant dated July 25, 2002.*

G.    Warrant dated February 18, 2003.*

H.    Joint Filing Agreement.*

I. Memorandum of Agreement between Torquay Consultadoria y Servicios LDA and Power Technology Investment Corporation, dated May 5, 2004, with an effective date of May 6, 2004.**

J. Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of April 30, 2004.**

K. Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of May 27, 2004 up until August 31, 2004.***

L. Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Event Driven Holding Fund Ltd. and Power Tech.***

M. Memorandum of Agreement, dated as of May 28, 2004, by and between DKR Saturn Multi-Strategy Holding Fund Ltd. and Power Tech.***

----------
*    Previously filed with Schedule 13D on October 3, 2003.

**   Previously filed with Amendment No. 2 to Schedule 13D on May 11, 2004.

***  Previously filed with Amendment No. 3 to Schedule 13D on July 26, 2004.

**** Previously filed with Amendment No. 4 to Schedule 13D on August 2, 2004.

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CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 21 OF 22 PAGES


N. Memorandum of Agreement, dated as of July 22, 2004, by and between Viking Global Equities LP and Power Tech.***

O. Memorandum of Agreement, dated as of July 22, 2004, by and between VGE III Portfolio Ltd. and Power Tech.***

P. Credit Agreement, dated by and between Picchio and National Bank of Canada.****

Q. Pledge Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.****

R. Guarantee Agreement, dated July 30, 2004 by and between Luxco and National Bank of Canada.****

S.    Commitment Letter, dated February 14, 2005.******

T. Agreement made as of December 1, 2004 by and between the Company and Dr. Bellini.******

U. Waiver to the Shareholders Agreement, as amended, by and among Power Tech, Vernon H. Strang, FMRC, Picchio, and Dr. Bellini, effective as of March 3, 2005.

V. Acknowledgement of Debt, made on March 9, 2005, by and between Vern Strang As Trustee of The FMRC Family Trust and 18056 Yukon Inc.*******

W. Underwriting Agreement by and among Neurochem Inc., UBS Securities LLC, CIBC World Markets Corp., Piper Jaffray & Co., Desjardins Securities Inc., Wells Fargo Securities, LLC, BMO Nesbitt Burns Inc., and Fortis Securities LLC (Incorporated by reference to Exhibit 3 to the Company's registration statement on Form F-10 filed with the Securities and Exchange Commission (file no. 333-122965) on March 4, 2005).

X. Notice of Pledge, dated April 21, 2005, by Luxco to National Bank of Canada.********

Y. Credit Agreement, dated January 26, 2006 by and between Picchio and National Bank of Canada.**********

Z. Guarantee Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.**********

----------
****** Previously filed with Amendment No. 6 to Schedule 13D on February 25,
     2005.

******* Previously Filed with Amendment No. 7 to Schedule 13D on March 9, 2005.

******** Previously Filed with Amendment No. 8 to Schedule 13D on April 25,
     2005.

********* Previously Filed with Amendment No. 9 to Schedule 13D on July 25, 2005

********** Filed herewith.

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CUSIP NO. 64125K101 13D           SCHEDULE 13D               PAGE 22 OF 22 PAGES


AA. Pledge Agreement, dated January 26, 2006 by and between Luxco and National Bank of Canada.**********